UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2017

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No ☒

Traffic Release August | 2017

Azul Reports August Traffic

São Paulo, September 11, 2017 – Azul S.A., “Azul”, (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of destinations and departures, announces today its preliminary traffic results for August 2017.

Passenger traffic (RPKs) increased 15.5% compared to August 2016 on a capacity increase (ASKs) of 13.1%. As a result, load factor was 81.6%, 1.7 percentage points higher than in the same period last year.

Year-to-date load factor increased 2.4 percentage points over last year, reaching 81.7%. Domestic load factor was 79.8% and international was 90.3%.

	Aug-17	Aug-16	% ∆	YTD 2017	YTD 2016	% ∆
Total
RPK (million)	1,744	1,510	15.5%	13,700	12,002	14.1%
ASK (million)	2,138	1,889	13.1%	16,777	15,137	10.8%
Load factor	81.6%	79.9%	+1.7 p.p.	81.7%	79.3%	+2.4 p.p.
Domestic
RPK (million)	1,331	1,253	6.2%	10,995	10,097	8.9%
ASK (million)	1,670	1,605	4.1%	13,783	12,895	6.9%
Load factor	79.7%	78.1%	+1.6 p.p.	79.8%	78.3%	+1.5 p.p.
International
RPK (million)	414	258	60.6%	2,704	1,905	41.9%
ASK (million)	468	285	64.3%	2,994	2,242	33.6%
Load factor	88.5%	90.5%	-2.0 p.p.	90.3%	85.0%	+5.3 p.p.

About Azul

Azul (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of cities served, offers 739 daily flights to 102 destinations. With a fleet of 123 aircraft and more than 10,000 crewmembers, the company has a network of 202 non-stop routes as of June 30, 2017. Among other awards, Azul was named third best airline in the world by TripAdvisor Travelers' Choice in 2017, best low cost carrier in South America for the seventh consecutive time by Skytrax in 2017, and the world's most on-time low-cost airline in 2015 by the Official Airline Guide (OAG). For more information visit www.voeazul.com.br/ir.

Glossary

Revenue Passenger Kilometers (RPK)

One-fare paying passenger transported one kilometer. RPK is calculated by multiplying the number of revenue passengers by the number of kilometers flown.

Available Seat Kilometers (ASK)

Number of aircraft seats multiplied by the number of kilometers flown.

Traffic Release August | 2017

Contact

Investor Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

Media Relations

Tel: +55 11 4831 1245

imprensa@voeazul.com.br

This traffic release includes estimates and forward-looking statements within the meaning of the U.S. federal securities laws. These estimates and forward-looking statements are based mainly on our current expectations and estimates of future events and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our preferred shares, including in the form of ADSs. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to many significant risks, uncertainties and assumptions and are made in light of information currently available to us. In addition, in this release, the words “may,” “will,” “estimate,” “anticipate,” “intend,” “expect,” “should” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. Azul is not under the obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors.  Our independent public auditors have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements.  In light of the risks and uncertainties described above, the future events and circumstances discussed in this release might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    September 11, 2017

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ John Rodgerson
                                                                                                                Name: John Rodgerson
                                                                                                                Title: Chief Financial Officer